Exhibit 99.(a)(16)

Chiron Corporation
4560 Horton Street
Emeryville, California 94608-2916
510.655.8730	Fax 510.655.9910

News Release

For Immediate Release

Contacts:
Chiron Corporate Communications &
Investor Relations
Media:	(510) 923-6500
Investors:	(510) 923-2300

CHIRON RESPONSE TO VALUEACT LETTER

EMERYVILLE, Calif., March 15, 2006 — Chiron Corporation (NASDAQ: CHIR) today issued the following statement in response to a letter received today from ValueAct Capital:

We continue to believe that ValueAct should want to meet with Chiron’s independent directors and management team to fully understand the serious challenges facing the Company and to gain a realistic perspective on our future prospects.  Our independent directors and management team continue to strongly recommend the Novartis transaction and believe that it represents a full and fair price and is a superior alternative for Chiron’s public stockholders to Chiron remaining a standalone company.

About Chiron

Chiron delivers innovative and valuable products to protect human health by advancing pioneering science across the landscape of biotechnology. The company works to deliver on the limitless promise of science and make a positive difference in people’s lives. For more information about Chiron, please visit www.chiron.com.

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